ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-164323

Registration No. 333-164323-01

October 19, 2010

Pricing Term Sheet

6 3/4% Senior Notes due 2020

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	October 19, 2010
Settlement Date: (T+10):*	November 2, 2010
Maturity Date:	November 1, 2020
Principal Amount:	$500,000,000
Benchmark:	2.625% due August 15, 2020
Spread to Benchmark:	+ 428 bps
Yield to Maturity:	6.750%
Coupon:	6 3/4%
Public Offering Price:	100.000%
Gross Proceeds:	$500,000,000
Net Proceeds Before Expenses to the Issuers:	$491,250,000
Equity Clawback:	Up to 35% at 106.750%
Redemption Provisions:
First call date:	November 1, 2015
Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points
Redemption prices:	Commencing November 1, 2015: 103.375%
Commencing November 1, 2016: 102.250%
Commencing November 1, 2017: 101.125%
Commencing November 1, 2018: 100.000%
Interest Payment Dates:	May 1 and November 1, beginning May 1, 2011
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000

CUSIP / ISIN:	570506AM7 / US570506AM70
Joint Book Running Managers:	Wells Fargo Securities, LLC Banc of America Securities LLC Barclays Capital Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation
Senior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Capital One Southcoast, Inc Comerica Securities, Inc. Daiwa Capital Markets America Inc. Natixis Bleichroeder LLC

Additional Information:

As of June 30, 2010, on a pro forma basis to give effect to the issuance of the notes in this offering and the application of the net proceeds in this offering in the manner described under “Use of Proceeds” on page S-34 of the preliminary prospectus supplement, we had cash and cash equivalents of $185 million, total debt of $1,273.3 million, with no borrowings outstanding under our credit facility and $500 million of indebtedness associated with our new senior notes due 2020, and total capitalization of $2,878.3 million.  These amounts do not give effect to interest accrued on the 2014 Notes from July 1, 2010 to the date of redemption.  This information supplements the information contained in the capitalization table under the column heading “Pro Forma” on page S-35 of the preliminary prospectus supplement.

* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the 10th business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897,  Banc of America Securities LLC toll-free at 1-800-294-1322,  Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or RBC Capital Markets Corporation at 1-212-618-2205.